UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A 100	13D	Page 2 of 7

1	Names of reporting persons BCPE Seminole Holdings LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 12,888,766 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 12,888,766 Shares

11	Aggregate amount beneficially owned by each reporting person 12,888,766 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.2%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 3 of 7

1	Names of reporting persons BCPE Seminole Holdings II Intermediate LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 36,175,810 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 36,175,810 Shares

11	Aggregate amount beneficially owned by each reporting person 36,175,810 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.7%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 4 of 7

1	Names of reporting persons BCPE Seminole Holdings III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 4,232,353 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 4,232,353 Shares

11	Aggregate amount beneficially owned by each reporting person 4,232,353 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.4%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 5 of 7

1	Names of reporting persons BCPE Seminole Holdings IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 4,951,320 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 4,951,320 Shares

11	Aggregate amount beneficially owned by each reporting person 4,951,320 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.9%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 6 of 7

This Amendment No. 7 relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2019, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021, Amendment No. 3 filed on May 19, 2021, Amendment No. 4 filed on November 15, 2021, Amendment No. 5 filed on November 23, 2022 and Amendment No. 6 filed on December 27, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 7, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

On March 1, 2023, the Issuer filed its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) with the Securities and Exchange Commission, which disclosed that the Issuer’s total number of outstanding shares of Common Stock had increased to 126,027,716. This Amendment No. 7 is being filed to report a decrease of more than one percent in the aggregate percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own, which resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a) - (c)

As of the date hereof, BCPE Seminole holds 12,888,766 shares of Common Stock, representing approximately 10.2% of the issued and outstanding shares of Common Stock, BCPE Seminole II holds 36,175,810 shares of Common Stock, representing approximately 28.7% of the issued and outstanding shares of Common Stock, BCPE Seminole III holds 4,232,353 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock, and BCPE Seminole IV holds 4,951,320 shares of Common Stock, representing approximately 3.9% of the outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 58,248,249 shares of Common Stock, representing approximately 46.2% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 126,027,716 shares of Common Stock issued and outstanding, as reported by the Issuer in the 2022 Form 10-K.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

CUSIP No. 86881A 100	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023	BCPE Seminole Holdings LP

	By:	BCPE Seminole GP LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Partner

BCPE Seminole Holdings II Intermediate, LP

	By:	BCPE Seminole GP II LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Partner

BCPE Seminole Holdings III, L.P.

	By:	BCPE Seminole GP III LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Partner

BCPE Seminole Holdings IV, L.P.

	By:	BCPE Seminole GP LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Partner